21001344

SEC
Mail Processing
Section

FEB 17 2021

Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52572

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: White Mountain Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

173 Davis Avenue Unit 2
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Lowenberg 212-509-0313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18455 Burbank Blvd #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Lowenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of White Mountain Capital LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KARELYS LOPEZ
NOTARY PUBLIC
STATE OF CONNECTICUT
MY COMM. EXP. 10/31/2023

Notary Public

Signature

CFO

Title

SEC
Mail Processing
Section

FEB 17 2021

Washington DC
416

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

White Mountain Capital LLC

(SEC I.D. No. 8-52572)

Statement of Financial Condition
And Report of Independent Registered Public Accounting Firm

December 31, 2020

FILED PURSUANT TO RULE 17a-5(e)(3)

AS A PUBLIC DOCUMENT

WHITE MOUNTAIN CAPITAL, LLC

Statement of Financial Condition
And Report of Independent Registered Public Accounting Firm

December 31, 2020

Table of Contents

WHITE MOUNTAIN CAPITAL, LLC
Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$ 252,508
Deposit with clearing organization	101,359
Due from clearing organization	17,417
Prepaid expenses and other assets	38,645
Total Assets	$ 409,929

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 17,829
Investment at Market Value (Proceeds $94,369)	93,440
Note Payable - PPP	117,915
Total Liabilities	229,184
Members' Equity	180,745
Total Liabilities and Members' Equity	$ 409,929

The accompanying notes are an integral part of these financial statements.

White Mountain Capital, LLC
Notes to Financial Statements
December 31, 2020

Note 1 – Organization and Nature of Business

White Mountain Capital, LLC ("the Company") is a securities broker and earns commissions on sales of mutual funds and annuity contracts. The Company also engages in proprietary trading of equity securities. The Company's customers are primarily located in the New York Tri-State Area. The Company does not carry customer accounts and does not process or safe-keep customer funds or securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company entered into an agreement with Hilltop Securities, that automatically renews, to execute and clear transactions and carry accounts on a fully disclosed basis on behalf of the Company's customers. The minimum clearing and execution charges are $7,500 per month.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting in accordance with the Accounting Standards Codification that was approved by the Financial Accounting Standards Board as being the single source of authoritative United States accounting and reporting standards.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash and cash equivalents. At December 31, 2020, the Company had no deposits at any financial institution in excess of the Federal Deposit Insurance Corporation limit of $250,000.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash, accounts receivable, accounts payable and accrued expenses approximate their fair values at December 31, 2020

.

Fair Value Measurement

ASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset of liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

Note 1 – Organization and Nature of Business(continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Following is description of the valuation methodologies used for assets measured at fair value.

Stocks: Unrestricted quoted market price at major stock markets
Stocks: Restricted quoted market price at major stock markets unable to trade due to stock restriction

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2020:

	Assets at Fair Value as of December 31, 2020			
	Level 1	Level 2	Level 3	Total
Stocks	93,440	0	0	93,440

Note 2 - Summary of Significant Accounting Policies (continued)

Lease Expense
In accordance with Accounting Standard Codification (ASC 842), Leases, the Company had included on its statement of financial condition an asset (right to use asset) and liability(lease obligations) arising from operating leases. The amount of the lease liability was calculated as the present value of remaining lease payments, but may also reflect any initial direct costs, prepaid lease payments and lease incentives. Consequently, the amount of the lease asset may not equal the amount of the lease liability. The Company records a single monthly lease expense, combining the unwinding of the discount on the lease liability with amortization of the right to use asset, on a straight line basis.

The Company no longer has an operating lease requiring an asset and liability because the lease payments remaining are less than 12 months.

Revenue Recognition
Commissions, as well as the related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Principal transactions, including the related expenses, which are recorded on a trade date basis, including realized and unrealized gains and losses for the purchase or sale of securities on a first-in, first-out basis. Unrealized gains and losses for securities are recorded on a mark-to-mark basis at the date of the consolidated financial statements.

Interest income and expense is recorded on an accrual basis which is calculated based on contractual interest rates.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Note 3 - Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over their expected useful lives which is three to seven years. The cost of maintenance and repairs is charged to income as incurred. Significant renewals and betterments are capitalized. Leasehold improvements are amortized over the lesser of the economic useful life of the asset or the term of the lease.

Income Taxes

The Company was organized as a limited liability company, and accordingly, no provision is required for federal and state income taxes. Under the Internal Revenue Code and similar state regulations, the Company is treated as a partnership and the taxable income or loss of the Company is taxed to the members. However, the Company is subject to local New York City income taxes.

Note 2 - Summary of Significant Accounting Policies (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax provisions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

As of December 31, 2020 the Company did not have any unrecognized tax benefits or liabilities. The Company is no longer subject to tax examinations for years previous to the three year statute of limitations and there are presently no ongoing tax examinations.

Guaranteed Payments to Members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses rather than as allocations of net income.

Note 3 - Property and Equipment - Net

Fully depreciated computer equipment with a cost of $0 was removed from the accounts along with the related accumulated depreciation and amortization. No gain or loss was recorded.

Note 4 - Related Party Transactions

The Company is a member of a group of affiliated entities in the financial services industry. The Company earns commission income from an affiliated investment partnership (IP) as well as from officers and employees of companies in the affiliated group and their family members. In connection with the Company's broker agreement, under certain circumstances, the Company also earns fees on the IP's short cash balances held at the broker and on the margin interest paid by the IP to the broker.

The Company received commission income of approximately $1,643,000 from affiliates and other related parties.

Note 5 - Membership Interests

The Company's membership interest consists of three classes. All classes share in the Company's profits and losses. Class A and B also have voting rights. Upon dissolution of the Company, each holder of Class B units is entitled to receive, distributions equal to the total amount of initial capital contributed. After paying the initial capital contribution to class B units, the remaining distributions shall be pro rata according to ownership percentage.

Note 6 - Financial Instruments With Off Balance Sheet Risk

The Company is engaged in various trading and brokerage activities whose counterparties include primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company's exposure to risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair a customer's ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 7 - Securities Sold Short

The Company is subject to certain inherent risks arising from its activities of selling securities short. The ultimate cost of the Company to acquire these securities may exceed the liability reflected in the financial statements. In addition, the Company is required to maintain collateral with the broker to secure these short positions. There was 4,000 shares of TDF, a security sold short, as of December 31, 2020.

Note 8 - Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors including other brokers and dealers, mortgage brokers, commercial banks, U.S. governmental agencies, mutual funds and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes.

Note 9 – Commitments and Contigencies

Leases Commitments

The Company had an operating lease for office space in New York City, which expires on May 31, 2020. The Company has future minimum lease payments remaining of $31,250.

Rent expense for the year ended December 31, 2020 was $170,226.

Note 10 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At December 31, 2020, the Company had net capital of $228,778, which was $128,778 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was to .0779 to 1.

Note 11- Exemption

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Note 12 – Note Payable

In July 2020, the Company was granted a loan in the aggregate amount of $117,915 pursuant to the Paycheck Protection Program (PPP Loan) under the recently enacted Coronavirus Aid, Relief and Economic Security Act ("Cares Act") administered by the U.S. Small Business Administration under the Cares Act. In 2021, it is anticipated the Company will have the loan fully foregiven.

Note 13 – COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Note 14-Subsequent Events

The Company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected or disclosed in the financial statements. Such evaluation is performed through the date the financial statements are issued, which is February 8, 2021 for these financial statements.